Exhibit 99.2

STANTEC INC.	NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Stantec Inc. (Stantec) will hold its annual meeting of shareholders (the Meeting) at the Royal Alberta Museum, 12845 – 102nd Avenue, Edmonton, Alberta, on Thursday, May 14, 2009 at 11:00 AM (MDT) to

1.	Receive Stantec’s financial statements for the financial year ended December 31, 2008, together with the auditor’s report on those statements

2.	Elect the directors of Stantec

3.	Appoint an auditor and to authorize the directors to fix the auditor’s remuneration

4.	Transact any other business properly brought before the Meeting

The accompanying Management Information Circular contains more information regarding these matters. Stantec’s 2008 audited financial statements are included in the 2008 Financial Review, which is available to shareholders upon request.

The board of directors has fixed the close of business on March 16, 2009, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting, and only shareholders of record on such date are entitled to vote on these matters at the meeting.

By order of the Board of Directors

Jeffrey S. Lloyd
Vice President, Secretary and General Counsel
March 16, 2009